UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

1. DATE, TIME, AND VENUE: On April 13th, 2023, at 11:00 a.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, city of São Paulo, state of São Paulo.

2. CALL NOTICE: A call notice was published in the newspaper Valor Econômico on March 2, 3 and 4/5/6, 2023, on pages C5, C3, and C5, respectively, with simultaneous release of the publication online on the page of said newspaper.

3. PUBLICATIONS: The Company’s financial statements, followed by the management’s report and of the opinions of the Board of Directors, Audit and Control Committee and Fiscal Board, regarding the fiscal year ended on December 31st, 2022, were published in a summarized manner in the newspaper Valor Econômico, on pages A7 to A10 of the issue of February 16, 2023, being provided in full, together with the independent auditors' report, online on the page of said newspaper, as per article 289 of Law No. 6,404/76, as amended (“Corporations Law”). All documents related to the subject matters to be resolved on in this Ordinary and Extraordinary General Meeting (“Meeting”), as set forth in CVM Resolution No. 81/22, as amended (“RCVM 81”), were provided to the shareholders on the Company’s websites (www.telefonica.com.br/ri), of the Securities and Exchange Commission – CVM (www.gov.br/cvm) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

4. ATTENDANCE: The Ordinary Shareholders Meeting was attended, on first call, by shareholders representing approximately 89.7% of the common shares issued by the Company, and, for the Extraordinary General Meeting, shareholders representing approximately 89.7% of the common shares issued by the Company, which are included in the Shareholders' Attendance Register No. 003, considering the valid remote voting bulletins received through Banco Bradesco S.A., as bookkeeper of the Company's shares and also directly by the Company, pursuant to RCVM 81, according to the summary voting map consolidating the votes cast remotely, disclosed on April 12th, 2023 (“Consolidated Remote Voting Map”). Therefore, there is legal quorum to open this Meeting and resolve on the items included in the agenda.

1

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

Also present were Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Director; Messrs. Charles Edwards Allen, member of the Fiscal Board; Mr. Carlos Cesar Mazur, the Company’s accountant, and Mr. Nelson Varandas dos Santos, representative of Baker Tilly 4Partners Auditores Independentes S.S.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira - Chairperson of the Meeting; and Nathalia Pereira Leite – Secretary of the Meeting.

6. AGENDA:

At the Ordinary Shareholders Meeting:

1.	review the Managers' accounts, as well as exam, discuss, and vote on the Management Report and the Financial Statements, together with the independent Auditors’ Report, the Audit Committee’s Opinion and the Fiscal Board’s Opinion, for the fiscal year ended December 31st, 2022;
2.	resolve on the proposal for the allocation of income of the fiscal year ended December 31st, 2022, including the supplementary dividends statement;
3.	elect the members of the Fiscal Board for a new term of office;
4.	ratify the election of independent member of the Company’s Board of Directors, held at the meeting of the Board of Directors on January 31st, 2023, pursuant to Law No. 6,404/1976, as amended (“Corporations Law”); and
5.	establish the amount of the limit of the annual global compensation of the managers and members of the Fiscal Board for the fiscal year of 2023.

At the Extraordinary General Meeting:

1.	amend article 5, main section, of the Company’s Bylaws, which deals with the social capital, to reflect the new number of shares into which the Company’s capital is divided, as a result of the cancellation of part of the common shares held in treasury; and
2.	restate the Company’s Bylaws, in order to reflect the amendment mentioned in item 1 above.

2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

7. RESOLUTIONS: The Chairperson informed that the documentation relevant to this Meeting was available to the shareholders. The attending shareholders agreed with (i) the waiver of the reading of the documents, as they were fully knowns by all, as well as of the Consolidated Remote Voting Map, which were available for consultation, and (ii) the drawing up of these minutes in summary form, pursuant to art. 130, paragraph 1, of the Corporations Law, and any documents or proposals submitted to the meeting, as well as the voting or dissenting declarations will be numbered in sequence, authenticated by the presiding board and by any shareholder that requests it, being shelved at the Company’s headquarters.

After examining and discussing the items of the agenda, the attending shareholders resolved as follows:

AT THE ORDINARY SHAREHOLDERS MEETING:

(1)             Review the Managers' accounts, as well as exam, discuss, and vote on the Management Report and the Financial Statements, together with the independent Auditors’ Report, the Audit Committee’s Opinion and the Fiscal Board’s Opinion, for the fiscal year ended December 31st, 2022.

The subject matter was approved by majority of votes, abstentions recorded, as per the final summary voting map included in Exhibit A).

(2) Resolve on the proposal for the allocation of income of the financial year ended December 31st, 2022, including the supplementary dividends statement.

The subject matter was approved, by majority of votes, abstentions recorded (as per the final summary voting map included in Exhibit A), pursuant to the Management Proposal previously disclosed on the websites of the Securities and Exchange Commission - CVM, of B3 – Brasil, Bolsa e Balcão and of the Company, briefly described below:

3

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

o	Net Profit of the Year: R$4,085,013,026.42
o	Appropriations: (i) legal reserve: R$ 204,250,651.32, and (ii) reserve for non-distributable tax incentives: R$ 95,094,242.98
o	Adjusted net profit: R$ 3,785,668,132.12
o	Dividends and IOC declared: dividends and interest on net equity already declared in the fiscal year of R$ 3,075,000,000.00
o	Balance of non-allocated net profit: R$ 710,668,132.12
o	(i) the interest on own capital and prescribed dividends amount to R$167,449,237.99, and (ii) discounted the recognized actuarial losses and effect of limitation of the assets of the surplus plans, net of taxes, of R$51,386,008.74
o	Profit available for distribution: R$826,731,361.37

The balance of R$826,731,361.37 is intended to the distribution of dividends to the shareholders holding common shares included in the Company’s records at the end of April 13th, 2023, date after which the shares will be considered “ex-dividends”.

The payment of interest on net equity and dividends (already declared and approved herein), and of the supplementary dividends hereby declared, will be made on the dates indicated below, as approved by the Company’s Statutory Executive Office in a meeting held on February 14th, 2023.

Amounts in R$ (net)	April 18th, 2023	July 18th, 2023	Total
Interest on own capital declared on 02/16/2022	153,000,000.00	-	153,000,000.00
Interest on own capital declared on 03/17/2022	212,500,000.00	-	212,500,000.00
Interest on own capital declared on 04/13/2022	127,500,000.00	-	127,500,000.00
Interest on own capital declared on 06/14/2022	408,000,000.00	-	408,000,000.00
Interest on own capital declared on 08/19/2022	255,000,000.00	-	255,000,000.00

4

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

Interest on own capital declared on 12/09/2022	607,750,000.00	-	607,750,000.00
Interim Dividends declared on 12/09/2022	-	1,000,000,000.00	1,000,000,000.00
Supplementary dividends declared in the Annual and Extraordinary General Meeting of 04/13/2023		826,731,361.37	826,731,361.37
TOTAL NET AMOUNT	1,763,750,000.00	1,826,731,361.37	3,590,481,361.37

(3) Elect the members of the Fiscal Board for a new term of office.

Were elected the Fiscal Council members as follows:

(a)	In a separate election, without the participation of the Company's controlling shareholders, pursuant to art. 161, paragraph 4, letter “a”, of the Corporations Law, the following candidates were indicated by the minority shareholders:

•	As effective member, Mrs. Gabriela Soares Pedercini, Brazilian citizen, married electrical engineer, bearer of Identity Card RG No. MG-14.207.779, enrolled in the CPF under No. 085.995.616-42, resident and domiciled in the city of Belo Horizonte, state of Minas Gerais, with business address in the city of Belo Horizonte, state of Minas Gerais, at Av. dos Andradas, nº 3323, sala 601, Santa Tereza, CEP 31010-560 and, as her respective alternate, Mr. Alexandre Pedercini Issa, Brazilian citizen, married, administrator, bearer of Identity Card RG No. MG-7.835.351, enrolled in the CPF under No. 054.113.616-05, resident and domiciled in the city of Belo Horizonte, state of Minas Gerais, with business address in the city of Belo Horizonte, state of Minas Gerais, at Av. dos Andradas, nº 3323, sala 601, Santa Tereza, CEP 31010-560, indicated by the shareholder Hydrocenter - Válvulas Tubos e Conexões Ltda.

Subsequently, Mrs. Gabriela Soares Pedercini and Mr. Alexandre Pedercini Issa were elected unanimously by the attending minority shareholders, abstentions recorded, (as per the final summary voting map included in Exhibit A) as effective and alternate

5

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

members of the Fiscal Board, respectively, the term of office of which starts on this date and ends at the Annual General Meeting to be held in 2024.

(b) In general election, by indication of the controlling shareholders Telefónica Latinoamérica Holding, S.L, Telefónica, S.A. and Telefónica Chile S.A., as included in the Management Proposal, as effective members: Mr. Stael Prata Silva Filho, Brazilian citizen, married, business administrator, bearer of Identity Card (RG) No. 4.650.496-5, issued by SSP-SP, and enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 374.378.958-20, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Jesuíno Arruda, nº 499, apto. 91, Itaim Bibi, CEP 04532-081; and Mrs. Luciana Doria Wilson, Brazilian citizen, married, bachelor’s degrees in Accounting Science and Economics, bearer of Identity Card (RG) No. 25.396.311-4, issued by SSP-SP, and enrolled in the CPF/MF under No. 268.475.448-99, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Irineu Marinho, nº 242, Alto da Boa Vista, CEP 04739-040; as well as their respective alternates: Mr. Cremênio Medola Netto, Brazilian citizen, married, economist, bearer of Identity Card (RG) No. 3.590.896-8, issued by SSP-SP, and enrolled in the CPF/MF under No. 026.676.068-68, resident and domiciled in the city of Atibaia, state of São Paulo, at Rua Araras, 235, Jardim Flamboyant, CEP 12946-843; and Mr. Charles Edwards Allen, Brazilian citizen, single, economist, bearer of Identity Card (RG) No. 4.730.628, issued by SSP-SP, and enrolled in the CPF/MF under No. 669.820.148-00, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua João Álvares Soares, 1555, apto. 151, Campo Belo, CEP 04609-004; all for a term of office starting on this date and ending at the Annual General Meeting that will be held in 2024.

The members of the Fiscal Board are vested into their respective positions upon the execution of their respective instruments of investiture and clearance statements, through which they will state that they are not subject to the legal impediments for the exercise of the position of members of the Fiscal Board and that they have the conditions of assuming said functions, pursuant to paragraph 4 of art. 147 of the Corporations Law, which will be shelved at the Company’s headquarters, and the statements are included in Exhibit B and the instruments of investiture in Exhibit C hereof.

6

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

(4) Ratify the election of independent member of the Company’s Board of Directors, held at the meeting of the Board of Directors on January 31st, 2023, pursuant to the Corporations Law.

The ratification of the election of Mrs. Denise Soares dos Santos, Brazilian citizen, married, electric engineer, bearer of Identity Card RG No. 17.004.524-9, issued by SSP/SP, enrolled in the CPF under No. 147.428.088-94, resident and domiciled in the city of São Paulo and state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, city of São Paulo, state of São Paulo, CEP: 04571-936, for the position of member of the Company’s Board of Directors, appointed by the Company’s Board of Directors, in a meeting held on January 31st, 2023, based on article 150 of the Corporations Law, was approved by majority of votes, abstentions recorded (as per the final summary voting map of Exhibit A). The term of office of said board member, which started on January 31st, 2023, shall end on the date of the Annual General Meeting to be held in 2025.

The board member was vested into her position at the time of her appointment by the Board of Directors, upon the execution of the instrument of investiture and clearance statement, through which the board member stated that she is not subject to the legal impediments for the exercise of the position, pursuant to paragraph 4 of article 147 of the Corporations Law and to CVM Resolution No. 80/2022, as amended (“RCVM 80”), which are shelved at the Company’s headquarters and recorded at the Commercial Registry of the State of São Paulo.

Further, the Board of Directors, in a meeting held on January 31st, 2023, recorded the receiving of the independence statement of the appointed board member, executed as set forth in RCVM 80, based on which the Board of Directors stated that Mrs. Denise Soares dos Santos is included in the independence criteria set forth in such rule, and said independence statement is shelved at the Company’s headquarters. Thus, pursuant to article 7, items I and II of Exhibit K of RCVM 80, the characterization of Mrs. Denise Soares dos Santos as independent board member is ratified.

7

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

(5) Establish the amount of the limit of the annual global compensation of the managers and members of the Fiscal Board for the fiscal year of 2023.

The limit of the annual global compensation of the managers and members of the Fiscal Board for the fiscal year of 2023, of R$39,709,010.32, corresponding to a net amount of social charges borne by the employer (social security contribution and FGTS - Unemployment Compensation Fund) of up to R$32,248,603.65, was approved by majority of votes, abstentions recorded (as per the final summary voting map of Exhibit A).

The managers’ compensation will be individualized by the Board of Directors as set forth in the Company’s Bylaws. It is recorded that the compensation of the members of the Fiscal Board will not be less than 10% of the one that, in average, is attributed to each Officer, as set forth in the Corporations Law.

AT THE EXTRAORDINARY GENERAL MEETING:

(1)         Amend article 5, main section, of the Company’s Bylaws, which deals with the social capital, to reflect the new number of shares into which the Company’s capital is divided, as a result of the cancellation of part of the common shares held in treasury.

The amendment of article 5, main section, of the Company’s Bylaws was approved by majority of votes, abstentions recorded (as per the final summary voting map of Exhibit A), to reflect in the Company’s capital the effects of the resolution taken by the Board of Directors, in a meeting held on February 15, 2023, through which the cancellation of thirteen million, three hundred and eighty-one thousand, five hundred and forty (13,381,540) common shares issued by the Company, held in treasury, without reduction of the capital amount, was approved. Thus, article 5 of the Company’s Bylaws shall become effective with the following wording:

“Art. 5 - The subscribed and fully paid-up capital is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and

8

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

sixty-five reais e nine centavos (R$ 63,571,415,865.09), divided into one billion, six hundred and sixty-three million, five hundred and fifty-six thousand, seven hundred and thirty-one (1,663,556,731) shares, all common, book-entry shares, without par value.

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.”

(2)     Restate the Bylaws, in order to reflect the amendment mentioned in item 1 above.

The restatement of the Company’s Bylaws, which becomes effective as per the wording included in Exhibit D hereof, was approved by majority of votes, abstentions recorded (as per the final summary voting map of Exhibit A).

8. VOTING MAP: As per article 22, paragraph 5, and article 33, paragraph 4, of RCVM 80, the final summary voting map is executed by the Meeting’s Chairperson and by Secretary, indicating the quantities of approvals, rejection and abstentions that each resolution received, as well as the number of votes cast to each candidate, and is part of these minutes as its Exhibit A.

9. CLOSING: There being nothing further to discuss, the Chairperson of the Meeting declared the meeting closed and ordered the suspension of the meeting in order to draw up the minutes in summary form. It was also noted that the shareholders' signatures shall be omitted in the publication of the minutes. The minutes were read, approved, and signed by the members of the Presiding Board, as well as by the attending shareholders and other members identified below, already considering the shareholders that voted remotely, pursuant to article 47, paragraph 1, of RCVM 81.

Presiding Board: (aa) Breno Rodrigo Pacheco de Oliveira – Meeting Chairman; Nathalia Pereira Leite – Meeting Secretary.

9

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

Shareholders:

Those in attendance via remote voting bulletin, pursuant to article 47, paragraph 1, of RCVM 81:

BRADESCO FIA IBOVESPA PLUS

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

ABERDEEN LATIN AMERICAN EQUITY FUND

ABERDEEN MANAGED DISTRIBUTION FUND

ABERDEEN STANDARD OEIC II - ASI EMERGING MARKETS INCOME E. F

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

ACTIVE M INTERNATIONAL EQUITY FUND

AEGON CUSTODY BV

ÁGORA DIVIDENDOS INDEX FIA

ALASKA COMMON TRUST FUND

ALASKA PERMANENT FUND

ALBERTA INVESTMENT MANAGEMENT CORPORATION

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GEM EQUITY HIGH DIVI

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GL EMER MARK EQU DIV

AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND

AMERICAN FUNDS INS SERIES NEW WORLD FUND

AMERICAN HEART ASSOCIATION, INC.

AMF PENSIONSFORSAKRING AB

ANDRA AP-FONDEN

AQR INNOVATION FUND, L.P.

AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND

ARERO - DER WELTFONDS -NACHHALTIG

ARIEL GLOBAL FUND

ARIEL INTERNATIONAL DM/EM LLC

ARIZONA PSPRS TRUST

ASCENSION ALPHA FUND, LLC

ASSET MANAGEMENT EXCHANGE UCITS CCF

ASTERIA FUNDS - PEOPLE IMPACT GLOBAL EQUITIES

AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER

AVADIS FUND - AKTIEN EMERGING MARKETS INDEX

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

AVIVA INVESTORS

AVIVA LIFE PENSIONS UK LIMITED

10

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

AWARE SUPER PTY LTD

AXA ROSENBERG EQUITY ALPHA TRUST

BAPTIST HEALTH SOUTH FLORIDA, INC.

BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY

BELLSOUTH CORPORATION RFA VEBA TRUST

BEWAARSTICHTING NNIP I

B-INDEX MORNINGSTAR BRASIL PESOS IGUAIS FUNDO DE INDICE

B-INDEX MORNINGSTAR SETORES CICLICOS BRASIL FUNDO DE INDICE

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS

BLACKROCK ADVANTAGE GLOBAL FUND INC

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

BLACKROCK DEFENSIVE ADVANTAGE EMERGING MARKETS FUN

BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC

BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC

BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND

BLACKROCK GLOBAL ALLOCATION FUND (AUST)

BLACKROCK GLOBAL FUNDS

BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND

BLACKROCK GLOBAL INDEX FUNDS

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND

BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II

BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F

BLAKROCK GLOBAL ALLOCATION FUND INC

BLK MAGI FUND

BMO INVESTMENT FUNDS (UK) ICVC III - BMO UNIVERSAL

BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF

BMO MSCI EMERGING MARKETS INDEX ETF

BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU

BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

BRADESCO DIVIDENDOS INDEX FIFE FUNDO DE INVESTIMENTO EM ACOES

BRADESCO FF ÍNDICE ATIVO FUNDO DE INVESTIMENTO EM AÇÕES

BRADESCO FIA DIVIDENDOS

BRADESCO FIA IBRX MULTIPATROCINADO

BRADESCO FIA INSTITUCIONAL IBRX ATIVO

BRADESCO FIA MASTER DIVIDENDOS

11

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

BRADESCO FIA MASTER IBOVESPA

BRADESCO FIA MASTER IBRX

BRADESCO FIA MASTER PREVIDENCIA

BRADESCO FIA MID SMALL CAPS

BRADESCO FIA SALUBRE

BRADESCO FIA SMART ALLOCATION

BRADESCO FIM FUND AMAZONAS SUSTENTAVEL - FAS

BRADESCO FUNDO DE INVESTIMENTO EM ACOES MASTER PREVIDENCIA IBOVESPA

BRADESCO FUNDO DE INVESTIMENTO EM ACOES ZINCO

BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL

BRADESCO H FI EM ACOES DIVIDENDOS

BRADESCO H FI EM ACOES IBOVESPA

BRADESCO MULTIPORTFOLIO FMP - FGTS CL

BRADESCO PRIVATE FIA IBOVESPA ATIVO

BRADESCO SEGUROS S/A

BRADESCO TIGER FUNDO DE INVESTIMENTO EM AÇOES

BRAM FIA IBOVESPA ATIVO

BRAM FIA IBRX ATIVO

BRAM FUNDO DE INVESTIMENTO EM ACOES

BRAM FUNDO DE INVESTIMENTO EM ACOES CRESCIMENTO

BRAM FUNDO DE INVESTIMENTO EM ACOES IBOVESPA

BRAM H FI EM ACOES IBOVESPA GESTAO

BRAM H FI EM ACOES PASSIVO IBRX

BRAM H FIA DIVIDENDOS

BRAM H FIA INSTITUCIONAL

BRANDES EMERGING MARKETS VALUE FUND

BRANDES GLOBAL OPPORTUNITIES FUND

BRANDES INSTITUTIONAL EQUITY TRUST

BRANDES INTERNATIONAL EQUITY FUND

BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND

BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN

BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND

BRANDES INVESTMENT TRUST - BRANDES INT EQUITY FUND

BRIDGEWATER ALL WEATHER SUSTAINABILITY 11%, LP

BRIDGEWATER ALL WEATHER SUSTAINABILITY, LP

BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

12

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

CAPITAL INTERNATIONAL FUND

CASEY FAMILY PROGRAM

CENTRAL PROVIDENT FUND BOARD

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD

CHEVRON UK PENSION PLAN

CHUBB CORPORATION MASTER RETIREMENT TRUST

CIBC EMERGING MARKETS EQUITY INDEX ETF

CIBC EMERGING MARKETS INDEX FUND

CITIBANK NA, NEW YORK

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

CITY OF BALTIMORE EM RETIREMENT SYSTEM

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CITY OF NEW YORK GROUP TRUST

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

CLINTON NUCLEAR POWER PLANT QUALIFIED FUND

COCA-COLA COMPANY

COLLEGE RETIREMENT EQUITIES FUND

COLONIAL FIRST STATE INVESTMENT FUND 50

COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR

COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION

COLUMBIA EMERGING MARKETS CONSUMER ETF

COMMONWEALTH BANK GROUP SUPER

COMMONWEALTH GLOBAL SHARE FUND 16

COMMONWEALTH GLOBAL SHARE FUND 22

COMMONWEALTH GLOBAL SHARE FUND 30

COMMONWEALTH SUPERANNUATION CORPORATION

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

CONSTRUCTION BUILDING UNIONS SUPER FUND

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F.

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F

CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING

DELA DEPOSITARY ASSET MANAGEMENT B.V.

DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

13

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C

DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

DOMINION RESOURCES, INC. MASTER TRUST

DUKE POWER CO EMPLOYEE RETIREMENT PLAN

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN

EASTSPRING INVESTMENTS

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

EIT GLOBAL ALL COUNTRY MANAGED VOLATILITY EX-AUSTRALIA FUND

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY SELECT ETF

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMPLOYEES RET FD OF THE CITY OF FORT WORTH

EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE

EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS

ENSIGN PEAK ADVISORS, INC

EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO

ETF BRADESCO IBOVESPA FUNDO DE INDICE

EURIZON CAPITAL S.A.

EURIZON CAPITAL SGR S.P.A

EUROPEAN CENTRAL BANK

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL

FIDELITY INTERNATIONAL LOW VOLATILITY EQUITY INSTITUTIONAL T

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

FIDELITY INVESTMENTS MONEY MANAGEMENT INC

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

14

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

FINACAP ICATU PREVIDENCIARIO FIFE FIA

FINACAP MAURITSSTAD FUNDO DE INVESTIMENTO EM ACOES

FIREMEN S ANNUITY AND BEN. FD OF CHICAGO

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET

FIRST TRUST LATIN AMERICA ALPHADEX FUND

FLEXSHARES EMERGING MARKETS HIGH DIVIDEND CLIMATE

FLEXSHARES ESG AND CLIMATE EMERGING MARKETS CORE INDEX FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

FONDO CONSOLIDADO DE RESERVAS PREVISIONALES

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF

FRANKLIN LIBERTYSHARES ICAV

FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

FUNDAMENTAL LOW V I E M EQUITY

FUNDO DE INVESTIMENTO EM ACOES IBOVESPA 157

FUNDO DE INVESTIMENTO EM AÇÕES SABESPREV SMALL CAPS PLUS

FUTURE FUND BOARD OF GUARDIANS

GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P

GARD UNIT TRUST

GENERAL ORGANISATION FOR SOCIAL INSURANCE

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GEORGE LUCAS FAMILY FOUNDATION

GLOBAL ALL CAP ALPHA TILTS FUND

GLOBAL ALPHA TILTS FUND B

GLOBAL MANAGED VOLATILITY FUND

GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC

GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF

GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

GOLDMAN SACHS FUNDS - GOLDMAN SACHS E M C (R) EQ PORTFOLIO

GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKETS E I F

GUIDEMARK EMERGING MARKETS FUND

15

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

GWL GLOBAL INVESTMENT, LLC

H.E.S.T. AUSTRALIA LIMITED

HANDELSBANKEN EMERGING MARKETS INDEX

HANDELSBANKEN GLOBAL INDEX CRITERIA

HANDELSBANKEN LATINAMERIKA TEMA

HANDELSBANKEN TILLVAXTMARKNAD TEMA

HARTFORD GLOBAL IMPACT FUND

HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND

HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF

HEXAVEST EMERGING MARKETS FUND

HIGHLAND PUBLIC INFLATION HEDGES FUND

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

IBM 401 (K) PLUS PLAN

ILLINOIS MUNICIPAL RETIREMENT FUND

ILLINOIS STATE BOARD OF INVESTMENT

IMCO EMERGING MARKETS PUBLIC EQUITY LP

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

INTERNATIONAL MONETARY FUND

INVESCO FUNDS

INVESCO GLOBAL EMERGING MARKETS FUND (UK)

INVESCO GLOBAL LOW VOLATILITY EQUITY YIELD FUND

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN

INVESCO PUREBETASM FTSE EMERGING MARKETS ETF

INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST

INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF

INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL

INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL

INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS

IPROFILE INTERNATIONAL EQUITY PRIVATE POOL

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF

ISHARES EMERGING MARKETS DIVIDEND ETF

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

ISHARES ESG ADVANCED MSCI EM ETF

16

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

ISHARES ESG MSCI EM LEADERS ETF

ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED)

ISHARES II PUBLIC LIMITED COMPANY

ISHARES III PUBLIC LIMITED COMPANY

ISHARES IV PUBLIC LIMITED COMPANY

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI BRAZIL ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

ISHARES PUBLIC LIMITED COMPANY

ISHARES V PUBLIC LIMITED COMPANY

ISHARES VI PUBLIC LIMITED COMPANY

IVESCO FTSE RAFI EMERGING MARKETS ETF

JANE STREET CAPITAL LLC

JEFFREY LLC

JNL EMERGING MARKETS INDEX FUND

JNL/BLACKROCK GLOBAL ALLOCATION FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

JOHN HANCOCK HEDGED EQUITY INCOME FUND

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

JOHN S. AND JAMES L. KNIGHT FOUNDATION

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

JPMORGAN FUNDS

JPMORGAN FUNDS LATIN AMERICA EQUITY FUND

KAISER FOUNDATION HOSPITALS

KAISER PERMANENTE GROUP TRUST

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III

KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3

KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E

LAERERNES PENSION FORSIKRINGSAKTIESELSKAB

LANSDOWNE GLOBAL EMERGING MARKETS MASTER FUND LIMI

LATTICE EMERGING MARKETS STRATEGY ETF

LAZARD GLOBAL ACTIVE FUNDS, PLC

17

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

LAZARD/WILMINGTON COLLECTIVE TRUST

LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS

LEGAL & GENERAL ICAV

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND

LEGAL GENERAL CCF

LEGAL GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL GENERAL GLOBAL EQUITY INDEX FUND

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

LGIASUPER TRUSTEE

LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND

LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

LOUSIANA STATE EMPLOYEES RETIR SYSTEM

LSV EMERGING MARKETS EQUITY FUND LP

LSV EMERGING MARKETS EQUITY FUND USA

LSV GLOBAL MANAGED VOLATILITY FUND

LVIP BLACKROCK GLOBAL ALLOCATION FUND

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF

MACQUARIE MULTI-FACTOR FUND

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

MANAGED PENSION FUNDS LIMITED

MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND

MAP INSTITUTIONAL LLC 800 SERIES

MBB PUBLIC MARKETS I LLC

MEMORIAL HERMANN FOUNDATION

MEMORIAL HERMANN HEALTH SYSTEM

MEMORIAL HERMANN PENSION PLAN AND TRUST

MERCER EMERGING MARKETS SHARES FUND

MERCER QIF FUND PLC

MERCER UCITS COMMON CONTRACTUAL FUND

METALLRENTE FONDS PORTFOLIO

MGI FUNDS PLC

MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND

MINISTRY OF ECONOMY AND FINANCE

MIP ACTIVE STOCK MASTER PORTFOLIO

MOBIUS LIFE LIMITED

18

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

MSCI ACWI EX-U.S. IMI INDEX FUND B2

MSCI EQUITY INDEX FUND B - BRAZIL

MUNICIPAL E ANNUITY A B FUND OF CHICAGO

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL ELEVATOR INDUSTRY PENSION PLAN

NATIONAL EMPLOYMENT SAVINGS TRUST

NATIONAL PENSION INSURANCE FUND

NAVARRO 1 FUND LLC

NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND

NEW AIRWAYS PENSION SCHEME

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

NEW WORLD FUND, INC.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

NEW YORK STATE COMMON RETIREMENT FUND

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NN (L)

NN (L) EMERGING MARKETS HIGH DIVIDEND

NN PARAPLUFONDS 1 N.V

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

NORTHERN TRUST INVESTIMENT FUNDS PLC

NORTHERN TRUST UCITS FGR FUND

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

NVIT GS EMERGING MARKETS EQUITY INSIGHTS FUND

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST

PACIFIC SELECT FUND

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PARAMETRIC TMEMC FUND, LP

PENSIOENFONDS WERK EN (RE)INTERGRATIE

19

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

PENTEGRA DEFINED BENEFIT PLAN FOR FINANCIAL INSTIT

PEOPLE S BANK OF CHINA

PF INTERNATIONAL VALUE FUND

PHILADELPHIA GAS WORKS PENSION PLAN

PICTET - EMERGING MARKETS INDEX

PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

PIMCO RAE EMERGING MARKETS FUND LLC

PINEBRIDGE ESG QUANTITATIVE GLOBAL EQUITY FUND

POOL REINSURANCE COMPANY LIMITED

PRAMERICA SICAV

PRIME SUPER

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC SECTOR PENSION INVESTMENT BOARD

QANTAS S LIMITED AS TRU FOR THE QANTAS S PLAN

QIC INTERNATIONAL EQUITIES FUND

QIC LISTED EQUITIES FUND

QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP

QSMA1 LLC

QSUPER

RAILWAYS PENSION TRUSTEE COMPANY LIMITED

RETIREMENT PLAN FOR CHICAGO TRANSIT AUTH.EMPL

RUSSEL EMERGING MARKETS EQUITY POOL

RUSSEL INVESTIMENT FUNDS NON.US. FUND

RUSSEL INVESTMENTS GLOBAL EQUITY POOL

RUSSEL OVERSEAS EQUITY POOL

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD

RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND

RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F

RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND

RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND

RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND

RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL

RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND

20

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T

SALT RIVER PIMA-MARICOPA INDIAN C

SAS TRUSTEE CORPORATION POOLED FUND

SBC MASTER PENSION TRUST

SCHRODER INTERNATIONAL SELECTION FUND

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

SEDCO CAPITAL GLOBAL FUNDS - SC GLOBAL EMERGING MARKET EQUIT

SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA

SEI INST INVEST TR WORLD EQ EX-US FUND

SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.

SHELL FOUNDATION

SHELL TR (BERM) LTD AS TR O SHELL OV CON P F

SIONNA SRTATEGIC INCOME FUND

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

SOUTHERN COMPANY SYSTEM MASTER RETIREMENT

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ET

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

SPDR SP EMERGING MARKETS ETF

SPDR SP EMERGING MARKETS FUND

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

SSGA SPDR ETFS EUROPE I PLC

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

STANDARD LIFE INVESTMENT COMPANY - GL EMER M EQ FD

STANDARD LIFE INVESTMENT COMPANY III - ENHANCED-D G FUND

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF CALIFORNIA MASTER TRUST

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

STATE OF NEW JERSEY COMMON PENSION FUND D

STATE OF NEW MEXICO STATE INV. COUNCIL

STATE OF WYOMING

21

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STATE STREET EMERGING MARKETS E N-L C TRUST FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

STATE STREET ICAV

STATE STREET IRELAND UNIT TRUST

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

STATE UNIVERSITY RETIREMENT SYSTEM

STICHING PENSIOENFONDS VOOR HUISARTSEN

STICHTING BLUE SKY LIQUID ASSET FUNDS

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN

STICHTING PENSIOENFONDS ING

STICHTING PENSIOENFONDS PGB

STICHTING PENSIOENFONDS UWV

STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV

STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)

STICHTING PGGM DEPOSITARY

STICHTING PHILIPS PENSIOENFONDS

STICHTING SHELL PENSIOENFONDS

STRIVE EMERGING MARKETS EX-CHINA ETF

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

SUNCORP GROUP GLOBAL EQUITIES TRUST

SUNSUPER SUPERANNUATION FUND

SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA

TEACHER RETIREMENT SYSTEM OF TEXAS

TEXAS MUNICIPAL RETIREMENT SYSTEM

TEXAS PERMANENT SCHOOL FUND CORPORATION

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

THE BOARD OF THE PENSION PROTECTION FUND

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

THE CHASE MAN BK AS TR OF DELTA MASTER FD

THE EMERGING M.S. OF THE DFA I.T.CO.

THE GOLDMAN SACHS TRUST COMPANY NA COLLECTIVE TRUST

THE HARTFORD GLOBAL REAL ASSET FUND

THE HARTFORD INTERNATIONAL VALUE FUND

THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND

22

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

THE METHODIST HOSPITAL

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

THE PUBLIC INSTITUITION FOR SOCIAL SECURITY

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

THE SHELL CONTRIBUTORY PENSION FUND

THREE MILE ISLAND UNIT ONE QUALIFIED FUND

THRIVENT CORE EMERGING MARKETS EQUITY FUND

THRIVENT INTERNATIONAL ALLOCATION FUND

THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

TRINITY COLLEGE CAMBRIDGE

UI-E - J P MORGAN S/A DTVM

USAA INTERNATIONAL FUND

UTAH STATE RETIREMENT SYSTEMS

UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST

VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD ESG INTERNATIONAL

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS

VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INTERNATIONAL CORE STOCK FUND

VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

VANGUARD INVESTMENT SERIES PLC

VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

23

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

VERIZON MASTER SAVINGS TRUST

VICTORIAN FUNDS MAN C A T F V E M T

VICTORY MARKET NEUTRAL INCOME FUND

VIDENT INTERNATIONAL EQUITY FUND - WI

VIRGINIA RETIREMENT SYSTEM

VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

VOYA EMERGING MARKETS INDEX PORTFOLIO

WASHINGTON STATE INVESTMENT BOARD

WELLINGTON DIVERSIFIED INFLATION HEDGES FUND

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC

WELLINGTON TRUST COMPANY N.A.

WELLS FARGO (LUX) WORLDWIDE FUND

WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO

WILMINGTON MULTI-MANAGER ALTERNATIVES FUND

WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E

WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST

WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND

WISDOMTREE EMERGING MARKETS ESG FUND

WISDOMTREE EMERGING MARKETS EX-CHINA FUND

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND

WISDOMTREE GLOBAL HIGH DIVIDEND FUND

WM POOL - EQUITIES TRUST NO 74

WM POOL - EQUITIES TRUST NO. 75

XTRACKERS

XTRACKERS (IE) PUBLIC LIMITED COMPANY

XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

24

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

Those attending in person:

TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. TELEFÓNICA CHILE S.A. (p.p. Nathalia Pereira Leite)
TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. representadas por S3 CACEIS BRASIL DISTRIBUIDORA DE TITULOS E VALORES MOBILIÁRIOS S.A. (p.p. Nathalia Pereira Leite)

ABERDEEN LATIN AMERICAN INCOME FUND LLC

ABERDEEN STANDARD SICAV I - DIVERSIFIED INCOME FUND

ABERDEEN STANDARD SICAV I - EMERGING MARKETS INFRASTRUCTURE EQUITY FUND

ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND

AMUNDI ETF ICAV - AMUNDI MSCI ACWI SRI PAB UCITS ETF

BEST INVESTMENT CORPORATION

M&G FUNDS (1) BLACKROCK EMERGING MARKETS EQUITY FUND

Represented by BANCO BNP PARIBAS BRASIL S.A.

(p.p. Christiano Marques de Godoy)

NUSHARES ESG EM MKTS EQ ETF Represented by ITAU UNIBANCO S.A. (p.p. Christiano Marques de Godoy)

25

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

AMUNDI ESG GLOBAL LOW CARBON FUND

AMUNDI FUNDS

AMUNDI INDEX SOLUTIONS

LUX IM

MOST DIVERSIFIED PORTFOLIO SICAV

STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS

Represented by SANTANDER CACEIS BRASIL DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

(p.p. Christiano Marques de Godoy)

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IDIV FUNDO DE INDICE

IT NOW ISE FUNDO DE INDICE

ITAÚ CAIXA ACOES FI

ITAÚ FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAÚ IBOVESPA ATIVO MASTER FIA

ITAÚ INDEX ACOES IBRX FI

ITAÚ AÇÕES DIVIDENDOS FI

ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO

ITAÚ IBRX ATIVO MASTER FIA

ITAÚ INDEX AÇÕES IBOVESPA FI

ITAÚ INFLATION EQUITY OPPORT AÇÕES

ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ INFLATION STRATEGY MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ PREVIDÊNCIA IBRX FIA

ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES

QUANTAMENTAL HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

Represented by ITAU UNIBANCO S.A. - ANBID 34

(p.p. Christiano Marques de Godoy)

26

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25TH ORDINARY SHAREHOLDERS MEETING AND 56TH EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 13TH, 2023

ERIVALDO COELHO BASTOS Acionista
VERA MARIA RAMOS BASTOS (p.p. Luiza Silva Rodrigues)
HYDROCENTER – VÁLVULAS, TUBOS E CONEXÕES LTDA. (p.p. Alexandre Pedercini Issa)

Others:

Charles Edwards Allen – Fiscal Board Member

Carlos Cesar Mazur – Company’s Accountant

Nelson Varandas dos Santos - Baker Tilly 4Partners Auditores Independentes S.S.

I hereby certify that this is a faithful copy of the minutes of the 25th Ordinary Shareholders’ Meeting and the 56th Extraordinary Shareholders’ Meeting held on April

13, 2023, drawn up in the Company's records.

________________________________ Nathalia Pereira Leite Secretary of the Meeting

27

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

Exhibit A - Final Summary Voting Map

	APPROVE	REJECT	ABSTAIN
AT THE ANNUAL GENERAL MEETING	Number of common shares	Number of common shares	Number of common shares
(1) review the Managers' accounts, as well as exam, discuss, and vote on the Management Report and the Financial Statements, together with the independent Auditors’ Report, the Audit Committee’s Opinion and the Fiscal Board’s Opinion, for the fiscal year ended December 31st, 2022.	1,458,389,136	280,714	31,736,245
(2) resolve on the proposal for the allocation of income of the financial year ended December 31st, 2022, including the supplementary dividends statement.	1,489,476,071	29,137	900,887
(3) elect the members of the Fiscal Board for a new term of office.	See below	See below	See below
- Gabriela Soares Pedercini (effective) and Alexandre Pedercini Issa (alternate)	700,002	0	3,831,277 (did not vote)
- Stael Prata Silva Filho (effective) and Cremênio Medola Netto (alternate)	1,489,227,969	148,178	329,946
- Luciana Doria Wilson (effective) and Charles Edwards Allen (alternate)	1,489,297,367	151,791	256,935
(4) ratify the election of independent member of the Company’s Board of Directors, held at the meeting of the Board of Directors on January 31st, 2023, pursuant to the Corporations Law.	1,489,314,698	142,611	948,786
(5) establish the amount of the limit of the annual global compensation of the managers and members of the Fiscal Board for the fiscal year of 2023.	1,481,624,434	7,699,053	1,082,608
AT THE EXTRAORDINARY GENERAL MEETING	Number of common shares	Number of common shares	Number of common shares

28

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

(1) amend article 5, main section, of the Company’s Bylaws, which deals with the capital, to reflect the new number of shares into which the Company’s capital is divided, as a result of the cancellation of part of the common shares held in treasury.	1,489,082,822	65,918	772,775
(2) restate the Company’s Bylaws, in order to reflect the amendment mentioned in item 1 above.	1,489,087,176	64,454	769,885

29

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

BYLAWS OF

TELEFÔNICA BRASIL S.A.

CHAPTER I - CHARACTERISTICS OF THE COMPANY

LEGAL REGIME

Art. 1 - Telefônica Brasil S.A. is a joint-stock company, governed by these Bylaws and other applicable legal provisions, with indefinite duration.

CORPORATE PURPOSE

Art. 2 - The purpose of the Company is the following:

a) exploitation of telecommunications services;

b) development of activities necessary or useful to the execution of these services, in conformity with the concessions, authorizations and permissions granted thereto;

c) exploitation of value-added services, including the provision, without definitive assignment, of audio, video, image and text, applications and similar contents;

d) exploitation of integrated solutions, management and provision of services related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar activities; (iii) information technology; (iv) information and communications security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire and others;

e) licensing and sub-licensing of software of any nature.

Sole Paragraph – In the achievement of its purpose, the Company may incorporate to its equity third-party assets and rights, as well as:

I - participate in other companies’ capital, including in order to comply with the national telecommunications policy;

30

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

II - establish companies or subsidiaries for the execution of activities included in its purpose and that are recommended to be decentralized;

III - promote the import of goods and services necessary for the execution of activities included in its purpose;

IV - provide technical assistance services to telecommunications companies, carrying out activities of common interest;

V - manage and provide services of maintenance, assistance and technical support in computing and equipment related to the Company’s activities;

VI - provide consultancy services related to the Company’s activities;

VII - prepare, implement and install projects related to the Company’s activities;

VIII - manage and provide engineering services and carry out civil construction or related works, necessary for the execution of projects related to the Company’s activities;

IX - provide monitoring services related to the Company’s activities;

X - provide business intermediation services in general;

XI - commercialize and lease equipment and materials necessary or useful for the exploitation of its activities, including precision and measurement equipment and electronic sensors;

XII - conduct studies and research activities aimed at the development of the telecommunications sector;

XIII - to enter into agreements and partnerships with other telecommunication service operators or any persons or entities with the purpose of ensuring the operation of the services, without prejudice to the attributions and responsibilities; and

XIV - carry out other similar or related activities that are attributed thereto by the Brazilian Telecommunications Agency - ANATEL.

31

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

PRINCIPAL PLACE OF BUSINESS

Art. 3 - The principal place of business of the Company is in the Capital City of the State of São Paulo, and the Company may create and extinguish, by decision of the Executive Office, branches, agencies and subsidiaries, offices, departments and representations, at any point of the Brazilian territory, as set forth in art. 20 (vii) of these Bylaws.

CHAPTER II – CAPITAL

AUTHORIZED CAPITAL

Art. 4 - The Company is authorized to increase its capital up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares, and the Board of Directors is the body with authority to resolve on the increase and consequent issue of new shares, within the limit of the authorized capital.

Sole Paragraph - The shareholders shall have preemptive rights in the subscription of capital increase, at the proportion of the number of shares they have. By resolution of the Board of Directors, the preemptive right in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which is made upon sale in Stock Exchange or public subscription, exchange for shares in public offering to acquire control, pursuant to articles 257 and 263 of the Corporations Law, as well as enjoyment of tax incentives, pursuant to special legislation, may be excluded, as allowed by art. 172 of Law No. 6,404/76.

SUBSCRIBED CAPITAL

Art. 5 - The fully paid-up and subscribed capital is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos (R$63,571,415,865.09), divided into one billion, six hundred and sixty-three million, five hundred and fifty-six thousand, seven hundred and thirty-one (1,663,556,731) shares, all common, book-entry shares, without par value.

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.

32

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

CHAPTER III - SHARES

COMMON SHARES

Art. 6 – Each common share corresponds to one vote in the resolutions of the Shareholders’ General Meetings.

CHAPTER IV - GENERAL MEETING

Art. 7 - The Shareholders’ General Meetings will be held: (i) ordinarily, once a year, in the first four (4) months after the closing of each fiscal year, pursuant to art. 132 of Law No. 6,404/76, and (ii) extraordinarily, whenever necessary, whether due to the corporate interests, or to the provisions of these Bylaws, or when the applicable legislation so requires.

Sole Paragraph - The Shareholders’ General Meetings will be called by the Board of Directors, being incumbent upon the Chairperson of said body to implement such act.

Art. 8 - The following shall be submitted to the previous approval of the Shareholders’ General Meeting: (i) the execution of agreements with related parties, the terms and conditions of which are more onerous to the Company than those usually adopted by the market in similar contracting, observing, in any case, the provisions of art. 117 of Law No. 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities related to the Company’s controlling shareholder.

Art. 9 - The Shareholders’ General Meetings will be chaired by the Chairperson of the Board of Directors, who shall indicate, among the attendees, the Secretary. In the absence of the Chairperson of the Board of Directors, the shareholders shall choose the chairperson and the secretary of the presiding board.

Sole Paragraph - In the situations of art. 136 of Law No. 6,404/76, the first call of the Shareholders’ General Meeting will be made at least thirty (30) days in advance, and at least ten (10) days in advance in second call.

Art. 10 - Only the shareholders the shares of which are registered in their names, at the appropriate book, up to seventy-two (72) hours before the date designated for the respective General Meeting may participate and vote in the General Meeting.

33

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

Paragraph 1 - The call notice may condition the attendance of the shareholder, in the General Meeting, to the submission, at the Company’s principal place of business, of the proof of their status of shareholder, issued by the Company itself or by the depositary institution of the Company’s shares, up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

Paragraph 2 - The call notice may also condition the representation of the shareholder by an attorney-in-fact, at the Meeting, to the submission of the respective power of attorney at the Company’s principal place of business up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 11 - The Management of the Company is incumbent upon the Board of Directors and the Executive Office, with the attributions granted by law and by these Bylaws. Its members will be elected for a term of three (3) years, reelection permitted, and they are exempted from offering a guarantee for the exercise of their functions.

Paragraph 1 - All members of the Board of Directors and of the Executive Office will take office upon the execution of the respective instruments, remaining in their respective positions until the effective investiture of their successors.

Paragraph 2 - The Shareholders’ General Meeting shall establish the global compensation of the Company’s managers, including the benefits of any nature and the representation allowances, and the Board of Directors has authority to distribute this compensation among their members and those of the Executive Office.

Paragraph 3 - The Shareholders’ General Meeting may assign to the managers a share in the Company’s profits, provided that the provisions of art. 152, paragraphs 1 and 2 of Law No. 6,404/76 are observed, as per the proposal submitted by the management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and its extension, the effective existence, in the Brazilian territory, of the centers for resolution and implementation of the strategic, managerial and technical implementation involved in the compliance with the concession agreements in which the Company is a party.

34

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

BOARD OF DIRECTORS

COMPOSITION

Art. 12 - The Board of Directors shall be comprised of, at least, five (5) and at most seventeen (17) members, elected to and dismissed from the body by the general meeting, observing the provisions of the applicable legislation, including in this number the members elected by the minority shareholders, if any.

Sole Paragraph - The Board of Directors shall appoint, among its members, the Chairperson of the body, or its substitute, in case of vacancy. At the Board of Directors’ discretion, the Vice-Chairperson of the body may be appointed and/or dismissed.

SUBSTITUTION

Art. 13 - In case of impediment or absence of the Chairperson of the Board of Directors, they will be replaced by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson will be substituted by another member of the Board indicated thereby.

Paragraph 1 - In case of impediment or absence of any other members of the Board of Directors, the impeded or absent Counselor shall indicate, in writing, their substitute, among the other members of the Board of Directors, to represent them or resolve on the meeting which they may not attend, pursuant to paragraph 3 of art. 17 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that indicate representatives, as set forth in the previous paragraph, will be considered, for all effects, present at the respective meeting.

Art. 14 - In the event of vacancy in the positions of the members of the Board of Directors, remaining less than the minimum number of members provided for in art. 12 above, a Shareholders' General Meeting shall be called for the election of substitutes.

AUTHORITY

Art. 15 - It will be incumbent upon the Board of Directors:

(i) - to establish the general conduct of the Company’s business;

35

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

(ii) - to approve the Company’s budget and annual business plan;

(iii) - to call the Shareholders’ General Meeting of the Company;

(iv) - to approve the financial statements and the management’s report of the Company and submit them to the Shareholders’ General Meeting;

(v) - to elect or dismiss, at any time, the members of the Executive Office, establishing their attributions, observing the legal and statutory provisions;

(vi) - to approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation;

(vii) - to supervise the management of the Company’s Officers, examine at any time the Company’s books, request information on agreements to be executed or about to be executed, and any other acts;

(viii) - to approve the Company’s organizational structure, being able to set limit to the Executive Office for the exercise of such functions, observing the legal and statutory provisions;

(ix) - to approve and amend the internal regulations of the Board of Directors;

(x) - to resolve on the issue of shares by the Company, with capital increase, within the limit of the authorized capital, defining the terms and conditions of this issue;

(xi) - to resolve on the issue of subscription bonus;

(xii) - to resolve, by delegation of the Shareholders’ General Meeting, on the following aspects in the issue of debentures by the Company: (i) opportunity of the issue, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of payment of interest, profit sharing and reimbursement bonus, if any, (iv) form of subscription or placement, and (v) type of debentures;

(xiii) - to resolve on the issue of simple debentures, not convertible into shares and without in rem guarantee;

36

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

(xiv) - resolve on the issue of promissory notes for public distribution (“Commercial Papers”) and on the submission of the Company’s shares to a deposit regime for commercialization of the respective certificates ("Depositary Receipts");

(xv) - to authorize the acquisition of shares issued by the Company, for being canceled or held in treasury and disposed of at a later stage;

(xvi) - to authorize the disposal of the assets directly connected to the public telecommunications services being used;

(xvii) - to authorize the disposal of real properties, the creation of in rem guarantees and the posting of guarantees to third parties obligations, being able to establish limits to the practices of such acts by the Executive Office;

(xviii) - to establish, in an internal rule, the limits for the Executive Office to authorize the disposal or encumbrance of goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable;

(xix) to approve the Company’s participation in consortia in general, as well as the terms of such participation, being able to delegate such attribution to the Executive Office, within the limits it establishes, always aiming at the development of the activities of the Company’s corporate purpose;

(xx) - to establish the limits for the Executive Office to authorize the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company;

(xxi) - to approve the creation and extinction of the Company’s subsidiaries in Brazil or abroad;

(xxii) - to approve the assumption of any obligation, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million Reais (R$250,000,000.00);

(xxiii) - to authorize the execution of agreements, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million Reais (R$250,000,000.00);

37

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

(xxiv) - to approve the conduction of investments and acquisition of assets, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million Reais (R$250,000,000.00);

(xxv) - to authorize the acquisition of permanent shareholding interest in other companies and burden or disposal of shareholding interest;

(xxvi) - to approve the distribution of interim dividends;

(xxvii) - to choose and dismiss independent auditors;

(xxviii) - to indicate and dismiss the head of the internal audit, who will report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the head of the Wholesale Executive Office, who is responsible exclusively for all service processes, commercialization and delivery of the products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - to approve the Company’s career and salary plan, incentives and professional development policies, the rules and staff, as well as the terms and conditions of the collective bargaining agreements to be entered into with the unions representing the categories of the Company’s employees and adhesion to or withdrawal form supplementary pension funds, all with relation to the Company’s employees, and the Board of Directors may, when considering necessary, establish limits for the Executive Office to resolve on these matters.

Art. 16 - The specific duties of the Chairperson of the Board of Directors are: (a) to represent the Board in the call notice of the Shareholders’ General Meeting; (b) to chair the Shareholders’ General Meeting and choose the Secretary among the attendees; and (c) to call and chair the meetings of the Board of Directors.

MEETINGS

Art. 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months, and (ii) extraordinarily, upon call from its Chairperson, and the minutes with its resolutions shall be drawn up.

Paragraph 1 - The meetings of the Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the subject matters to be resolved on in the respective meeting.

38

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

Paragraph 2 - The Board of Directors shall resolve by majority of votes, the majority of its acting members being presents, and the Chairman, in addition to the regular vote, shall have the casting vote, in the event of tie.

Paragraph 3 - Any Board member has the option of being represented by another Counselor at the meetings which they may not attend, provided that such granting of representation powers be made upon a written instrument.

Paragraph 4 - Without prejudice of the later execution of the respective minutes, the meetings of the Board of Directors may be conducted via conference call, videoconference, or any other means of communication that allows to identify the attending members, as well as their simultaneous communication. The board members may also participate through the written statement of their votes, even if they are not physically present.

EXECUTIVE OFFICE

COMPOSITION

Art. 18 - The Executive Office shall be comprised of at least three (3) and at most fifteen (15) members, shareholders or not, resident in the country, who will be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Financial and Investor Relations Officer; (c) General Secretary and Legal Director; (d) other Officers without specific designation.

Paragraph 1 - The individual attributions of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation to said positions.

Paragraph 2 - The same Officer may be elected to accumulate the attributions of more than one position in the Executive Office.

Art. 19 - In the event of temporary absences and impediments, it will incumbent upon the Chief Executive Officer to designate, among the members of the Executive Office, their substitute as well as those of the Executive Officers. In case of vacancy in the Executive Office, the respective substitution shall be resolved by the Board of Directors.

39

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

AUTHORITY OF THE EXECUTIVE OFFICE AND REPRESENTATION OF THE COMPANY

Art. 20 - The Executive Office is the body that actively and passively represents the Company, being incumbent thereupon, and upon its members, individually, as the case may be, to comply and cause the compliance with these Bylaws, the resolutions of the Board of Directors and of the Shareholders’ General Meeting, and practice all acts necessary or convenient for the management of the corporate businesses. It is incumbent upon the Executive Office, collectively, to:

(i) - propose to the Board of Directors general plans and programs of the Company, specifying the investment plans in the expansion and modernization of the plant;

(ii) - authorize, within the limits established by the Board of Directors in an internal normative instrument, the disposal or encumbrance of the goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable, as well as to submit to said body the disposal or encumbrance of the goods that exceed these limits;

(iii) - submit for the Board of Directors and to the Fiscal Board, the Annual Management Report and the Financial Statements, accompanied by the independent auditors' opinion, as well as the proposal for allocation of the profits ascertained in the year;

(iv) - approve, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works and services; b) sales of goods from the assets;

(v) - approve the execution of other agreements, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - annually approve the planning of financial transactions and, quarterly, a summary of the compliance with said planning;

(vii) - approve the creation and extinction of branches, offices, agencies, subsidiaries and representations of the Company in the country;

(viii) - approve, as attributed thereto by the Board of Directors, the Company’s organizational structure, keeping the Board of Directors informed in that regard;

40

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

(ix) - provide for the compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

(x) - prepare and propose to the Board of Directors the Company’s institutional responsibility policies, such as environment, health, safety and social responsibility of the Company and implement the approved polices;

(xi) - authorize, in accordance with the limits established by the Board of Directors, the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company; and

(xii) - approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation.

Paragraph 1 - The resolutions of the Executive Office shall be taken by majority of votes, the majority of its acting members, and the Chief Executive Officer, in addition to the regular vote, shall have the casting vote, in the event of tie.

Paragraph 2 - Except for the cases set forth in paragraph 4 and observing the provisions included in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) statutory Officers, except in cases of urgency, when the separate signature of the Chief Executive Officer and “ad referendum” of the Executive Office will be allowed, pursuant to the provisions of art. 21, A-5, of these Bylaws; ii) by the signature of one (1) statutory Officer, acting jointly with one (1) Attorney-in-Fact; and iii) by the signature of two (2) Attorneys-in-Fact, acting jointly, provided they are vested with specific powers.

Paragraph 3 - Except for the cases provided for in paragraph 4, the powers of attorney shall always be signed by two (2) Officers and shall specify the powers granted and, except for those for judicial purposes, have a maximum term of validity of one (1) year.

Paragraph 4 - The Company may be represented by only one Officer or one Attorney-in-Fact with specific powers, for the performance of the following acts:

(i) receiving and payment of amounts;

(ii) signing of correspondence that does not create obligations to the Company;

41

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

(iii) representation of the Company at members' meetings of companies in which it has an interest;

(iv) granting of powers to attorney for judicial or administrative representation;

(v) representation in court or in administrative proceedings, except for the practice of acts that imply waiver of rights;

(vi) representation in public bidding procedures and private selections in which the Company participates, aiming at the provision of services included in its corporate purpose; and

(vii) performance of acts of simple administrative routine, including before public partitions, mixed-capital companies, commercial registries, Labor Courts, Brazilian Institute of Social Security (INSS), Unemployment Compensation Fund (FGTS) and their collection banks, and others of the same nature.

AUTHORITY OF THE MEMBERS OF THE EXECUTIVE OFFICE

Art. 21 - The members of the Executive Office have specific authority to perform the following acts:

A – CHIEF EXECUTIVE OFFICER:

1. To represent the Company, in court or out of court, before the shareholders and the public in general, being able to attorneys-in-fact together with other Officer and designate agents, delegate authority to the other Officers to practice specific acts;

2. To follow and inspect the implementation of the determinations of the Board of Directors regarding their activities and attributions;

3. To establish guidelines, coordinate and supervise the Company’s activities related to: finance and control; corporate funds; legal area in general; institutional relations; regulation; corporate communication; Telefônica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; fixed business;

4. To call the Executive Office’s meetings;

42

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

5. To practice acts of urgency "ad referendum" of the Executive Office; and

6. To carry out other duties that are determined by the Board of Directors.

B - FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. To establish guidelines and supervise the Company’s activities in the economic and financial area and management of the securities issued by the Company, accounting and management control, as well as to supervise the management of supplementary pension funds;

2. To represent the Company before the Securities and Exchange Commission - CVM, the stock exchanges and other inspection bodies of the securities market;

3. To delegate, if necessary, authority to the other Officers to practice specific acts;

4. To represent the Company as set forth in these Bylaws; and

5. To carry out other activities that are determined by the Board of Directors.

C – GENERAL SECRETARY AND LEGAL DIRECTOR:

1.   To establish guidelines and supervise the Company’s activities in the legal area in general;

2. To delegate, if necessary, authority to the other Officers to practice specific acts;

3.        To represent the Company as set forth in these Bylaws; and

4.  To carry out other activities that are determined by the Board of Directors.

D - OFFICER WITHOUT SPECIFIC DESIGNATION:

1. To exercise the individual functions and attributions that are determined by the Board of Directors;

2. To sign, jointly with other statutory Officer, the documents and acts that require the signature of two Officers; and

3. To represent the Company as set forth in these Bylaws.

43

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

CHAPTER VI - FISCAL BOARD

Art. 22 – The Fiscal Board, of a permanent nature, shall be comprised of at least three (3) and at most five (5) effective members and the same number of alternates.

Paragraph 1 - The compensation of the members of the Fiscal Board, in addition to the reimbursement of expenses incurred in travel and accommodation required for performance of their duties, will be established by the Shareholders’ General Meeting at which they are elected, and cannot be, per member in office, less than ten percent (10%) of the average compensation assigned to each Officer, not including benefits of any nature, representation allowances and profit sharing.

Paragraph 2 - In case of vacancy of the position of member of the Fiscal Board, said member will be substituted by their respective alternate. If most of the positions become vacant, the General Meeting shall be called to elect their substitutes.

Paragraph 3 - The Fiscal Board shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, upon call by the Chairperson of the Board of Directors, of by two (2) members of the Fiscal Board, and the minutes of its resolutions shall be drawn up.

Paragraph 4 - The meetings of the Fiscal Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda, with the list of the subject matters to be examined in the respective meeting.

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 23 - The fiscal year will coincide with the civil year, and half-yearly or quarterly balance sheets or balance sheets in periods shorter may be prepared, in addition to the annual balance sheet.

ALLOCATION OF PROFITS

Art. 24 - Together with the financial statements, the Board of Directors will submit to the Annual General Meeting, proposal on (i) the sharing of profits with employees and managers and (ii) the full allocation of the net profits.

Paragraph 1 - From the net profits of the year: (i) five percent (5%) will be allocated to the legal reserve, aiming at ensuring the physical integrity of the capital, limited to twenty

44

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

per cent (20%) of the paid-up capital; (ii) twenty-five percent (25%) of the net profits adjusted as per items II and III of art. 202 of Law No. 6,404/76 will be mandatorily distributed as mandatory minimum dividend to all shareholders; and (iii) the remaining balance, after complying with the provisions of the previous items of this article, will be allocated as determined by the Shareholders’ General Meeting, based on the proposal of the Board of Directors included in the financial statements. If the balance of the profit reserves exceeds the capital, the Shareholders’ General Meeting will resolve on the application of the excess in the payment or increase of the capital or, also, in the distribution of additional dividends to shareholders.

Paragraph 2 - The dividends not claimed within three (3) years from the resolution of its distribution, will revert to the benefit of the Company.

Art. 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the account of profits ascertained in half-yearly balance sheets; (ii) to the account of profits ascertained in quarterly balance sheets or balance sheets in periods shorter, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves addressed in paragraph one of art. 182 of Law No. 6,404/76; or (iii) to the account of accrued profits or reserves of profits existing in the last annual or half-yearly balance sheet.

Sole Paragraph - Interim dividends distributed pursuant to this article shall be attributed to the mandatory minimum dividend.

Art. 26 - By resolution of the Board of Directors and observing the legal provisions, the Company may pay to its shareholders, interest on equity, which may be attributed to the mandatory minimum dividend, “ad referendum” of the general meeting.

CHAPTER VIII - MISCELLANEOUS

Art. 27 - The Company shall be liquidated as set forth in the law, and the Shareholders’ General Meeting have the authority to determine the form of liquidation and indicate the liquidator.

Art. 28 - The approval by the Company, through its representatives, of incorporation, spin-off, merger or dissolution of its controlled companies shall be preceded by an economic and financial analysis by an independent company, with international reputation, confirming that equal treatment is being given to all interested companies, the shareholders of which will have full access to the report of said analysis.

45

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ nº 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 25th ANNUAL GENERAL MEETING AND 56th EXTRAORDINARY GENERAL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON

APRIL 13th, 2023

Art. 29 - In case of any omissions in these Bylaws, the Company will be governed by the applicable legal provisions.

**********

Presiding Board:

___________________________________ Breno Rodrigo Pacheco de Oliveira Chairperson of the Meeting	___________________________________ Nathalia Pereira Leite Secretary of the Meeting

46

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 14, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director